UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 16

Additional Information (Note A):	17

Schedule of Assets (Held at End of Year)

Signatures	37

Exhibits	38

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
 Cincinnati, Ohio
 June 29, 2009

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and December 31, 2007
(in thousands)

		December 31,			December 31,
		2008			2007
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,153,826	$46,937	$1,200,763	$1,485,704	$95,025	$1,580,729

Receivables:

Sponsor	30,425	4,787	35,212	29,415	3,869	33,284

Other	5,209	648	5,857	1,435	1,352	2,787

Total assets	1,189,460	52,372	1,241,832	1,516,554	100,246	1,616,800

Liabilities

Accrued expenses	15	14	29	12	17	29

Other liabilities	3,910	684	4,594	2,339	1,370	3,709

Total liabilities	3,925	698	4,623	2,351	1,387	3,738

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,728	--	10,728	(3,102)	--	(3,102)

Net assets available
for plan benefits	$1,196,263	$51,674	$1,247,937	$1,511,101	$98,859	$1,609,960

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Periods Ended December 31, 2008 and December 31, 2007
(in thousands)

		December 31, 2008			December 31, 2007
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$26,616	$-	$26,616	$27,555	$-	$27,555
Dividends	27,171	2,658	29,829	67,710	2,840	70,550
Net appreciation (depreciation) in fair value of
investments	(353,623)	(51,707)	(405,330)	34,503	4,074	38,577
Net investment gain (loss)	(299,836)	(49,049)	(348,885)	129,768	6,914	136,682
Participant contributions	70,138	--	70,138	80,729	-	80,729
Plan Sponsor contributions	31,574	4,776	36,350	29,415	3,869	33,284

Total additions	(198,124)	(44,273)	(242,397)	239,912	10,783	250,695

Deductions from net assets:

Distributions to and withdrawals
by participants	115,798	3,667	119,465	159,653	6,052	165,705

Administrative expenses	161	-	161	180	-	180

Total deductions	115,959	3,667	119,626	159,833	6,052	165,885
Interfund transfers, net	(755)	755	-	12,122	(12,122)	-
Net increase (decrease) in net assets	(314,838)	(47,185)	(362,023)	92,201	(7,391)	84,810
Net assets available for plan
benefits at beginning of period	1,511,101	98,859	1,609,960	1,418,900	106,250	1,525,150
Net assets available for plan
benefits at end of period	$1,196,263	$51,674	$1,247,937	$1,511,101	$98,859	$1,609,960

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States (“Eastman”, the “Company” or the "Plan Sponsor”).  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code.  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Investment Plan Committee (“IPCO”), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the “Trustee”).  The trusts include the Eastman Chemical Trust and the ESOP Trust.

Since the inception of the Plan, money in the forfeiture account has been used both to offset future Company contributions and for various administrative expenses of the Plan.  The balance of the forfeiture account at December 31, 2008 and December 31, 2007 was $26,000 and $29,000, respectively.  There were no forfeitures used in 2008 or 2007.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $15,500 for 2008 as permitted by the Internal Revenue Code.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2008 up to certain Internal Revenue Code limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements.  The Plan requires for the Retirement Savings Contribution (“RSC”) to be contributed either to the ESOP Fund for employees’ first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant’s investment elections at such time as the RSC is made.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions.  Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code.  All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Loans

The Investment Plan Committee (“IPCO”) may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account.  In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates.  The term of any loan is determined by IPCO and shall not exceed five years.  Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan carry terms applicable under those Plans.  At December 31, 2008, $31.3 million in loans were outstanding for terms of 4 to 119 months and interest rates ranging from 4.25% to 10.50%.  At December 31, 2007, $30.0 million in loans were outstanding for terms from 6 to 121 months and interest rates ranging from 4% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 or who are retirement-eligible may elect either (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure.  They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence.  Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock.  However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a “Loan Suspense Account”.  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

Actions taken in connection with the completion of certain corporate transactions

In the fourth quarter of 2006, the Company sold its Batesville, Arkansas manufacturing facility and related assets in its performance chemicals and intermediates segment and also its polyethylene-related assets at the Longview, Texas facility in the performance polymers and coatings, adhesives, specialty polymers and inks segments.  In February 2007, the Company made a discretionary contribution to the account of each participant whose employment was terminated in connection with these sales equal to 5% of the compensation paid to each participant for the period January 1, 2006 to the dates of the respective sales.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the RSC, be automatically enrolled as a participant in the Eastman Investment Plan (“EIP”) portion of the Plan.  The participants will be deemed to have elected to defer 7% of their qualifying compensation to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%.  Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 , Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value.  If available, quoted market prices are used to value investments.  Investments in regulated investment companies are valued at the net asset value per share on the valuation date.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.  Participant loans are valued at amortized cost, which represents fair value.  See Note 8 for discussion of fair value measurements.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic guaranteed investment contracts ("GICs") that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices.  The wrap contracts are valued using the market value method (see Note 7).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to participants

Benefits payments to participants are recorded when paid.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.
Contributions are invested in the Plan’s funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued sponsor contributions for participant-directed funds of $30.4 million and $29.4 million and for the non-participant-directed ESOP Fund of $4.8 million and $3.9 million at December 31, 2008 and 2007, respectively.

5.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund.  The principal portion of loan repayments reduces the Loan Fund receivable.  The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed.  The Loan Fund’s net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis.  Outstanding loans at December 31, 2008 and 2007 were approximately $31.3 million and $30.0 million, respectively.  Interest income earned on loans to participants is credited directly to the participants' accounts and was approximately $2.5 million and $2.4 million for 2008 and 2007, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2008 and 2007, the Plan's assets were invested in synthetic investment contracts (see Note 7), mutual funds, and in Eastman Chemical Company common stock.  Subject to certain limitations, participants are provided the option of directing their contributions among these investment options.  The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds.  The following table presents the fair value of investments by type.

(in thousands)	December 31, 2008	December 31, 2007

Cash	$949	$2,901
Common Stock	135,332	169,904
Mutual Funds	503,650	806,027
Managed Income Fund	551,135	588,884
Self Directed Brokerage Account	9,697	13,013

Total	$1,200,763	$1,580,729

The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in 2008 and 2007:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants.  During 2008, the Trustee purchased 3,208,000 shares of Eastman stock for the fund at an average price of $51.01 per share, and sold 1,622,000 shares of Eastman stock for the fund at an average price of $61.12 per share.  During 2007, the Trustee purchased 1,528,100 shares of Eastman stock for the fund at an average price of $64.12 per share and sold 1,320,400 shares at an average price of $65.27 per share.  Dividends paid from the Eastman Stock Fund totaled $2.9 million and $1.9 million in 2008 and 2007, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines.  During 2008, the Trustee purchased 57,400 shares of Eastman stock for the fund at an average price of $66.69 per share, and sold 118,100 shares of Eastman stock for the fund at an average price of $63.04 per share.  During 2007, the Trustee purchased 63,900 shares of Eastman stock for the fund at an average price of $59.76 per share, and sold 236,200 shares at an average price of $64.12 per share.

At December 31, 2008 and December 31, 2007, the following investments represented 5% or greater of ending net assets, (in thousands):

	December 31, 2008
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	11,721	$88,856
Eastman Chemical Company Common Stock, Non Participant Directed	6,202	46,476
Fidelity Magellan® Fund	930	42,616
Fidelity Contrafund	1,999	90,433

	December 31, 2007
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	5,425	$75,794
Eastman Chemical Company Common Stock, Non Participant Directed	6,560	94,110
Fidelity Magellan® Fund	935	87,727
Fidelity Contrafund	2,064	150,903

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) depreciated and appreciated respectively in value by $405.3 million and $38.6 million, respectively, as follows (in thousands):

	Net Appreciation	Net Appreciation
	(Depreciation)	(Depreciation)
	December 31, 2008	December 31, 2007

Eastman Chemical Company Common Stock, Non Participant Directed	$(51,707)	$4,074
Eastman Chemical Company Common Stock, Participant Directed	(48,682)	3,875
Mutual Funds	(304,941)	30,628
Total	$(405,330)	$38,577

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic guaranteed investment contracts ("GICs").  The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets.  A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution.  Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value.  The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.  Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund’s shares) during a time when the market value of the Fund’s covered assets are below their contract value, and market value is ultimately reduced to zero.  If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund).  Fees paid by the Fund for wrap contracts are a component of the Fund’s expenses.

Wrap contracts accrue interest using a formula called the “crediting rate.”  Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund’s current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund’s return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value.  Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).  However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund are as follows:

Average yields:	December 31, 2008	December 31, 2007

Based on actual earnings	4.28%	5.02%
Based on interest rate credited to participants	4.06%	4.65%

The weighted average crediting interest rate for the Fund was 3.98% and 4.67% at December 31, 2008 and 2007, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited.  The fair value of the Fund, by investment type, as of December 31, 2008 and 2007 was as follows:

(in thousands)	December 31, 2008	December 31, 2007

Security backed investments:
Underlying assets at fair value	$551,135	$588,884
Wrap contracts	10,728	(3,102)
Total contract value	$561,863	$585,782

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	FAIR VALUE MEASUREMENT

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“FASB Statement No. 157”), establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -
Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs based on the Plan’s assumptions used to measure assets and liabilities at fair value.

A financial instrument’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Synthetic guaranteed investment contract: Valued at fair value by discounting the related cash flows based on the current yields of similar instrument with comparable durations considering the credit-worthiness of the issuer.

Self directed brokerage account: Unit valuation based on the underlying NAV of the investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

(Dollars in thousands)	Fair Value Measurements at December 31, 2008
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$949	$949	$--	$--
Common Stock	135,332	135,332	--	--
Mutual Funds	472,396	472,396	--	--
Managed Income Fund	551,135	--	551,135	--
Self Directed Brokerage Account	9,697	9,697	--	--
Participant Loans	31,254	--	--	31,254
Total	$1,200,763	$618,374	$551,135	$31,254

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

(Dollars in thousands)	Level 3 Assets Year Ended December 31, 2008
Description	Participant Loans
Balance, beginning of year	$29,973
Issuances, settlements and write-offs (net)	1,281
Balance, end of year	$31,254

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.6 million and $2.8 million at December 31, 2008 and 2007, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments.  Other liabilities in the amount of $4.6 million and $3.7 million at December 31, 2008 and 2007, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions.  During 2008 and 2007, $6.0 million and $9.9 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2008 and 2007, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.  Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances.  Loan origination fees are deducted from the participants account at the inception of the loan.  For 2008 and 2007, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, (“FMTC”).  FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2008	December 31, 2007

Investments at fair value	$1,200,763	$1,580,729
Adjustment from fair value to contract value for full benefit-responsive investment contracts	10,728	(3,102)
Total investments per Form 5500	$1,211,491	$1,577,627

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 11,721 shares	**	88,856
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	488
*	Eastman Chemical Company	Common stock, Non Participant directed, 6,202 shares	77,481	46,476
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	461	461
*	Fidelity Fund K	Registered Investment Company, 1,222 shares	**	27,807
*	Fidelity Puritan Fund K	Registered Investment Company, 2,821 shares	**	36,817
*	Fidelity Magellan Fund K	Registered Investment Company, 930 shares	**	42,616
*	Fidelity Contrafund K	Registered Investment Company, 1,999 shares	**	90,433
*	Fidelity Spartan U.S. Equity Index Portfolio	Registered Investment Company, 806 shares	**	25,712
*	Fidelity International Discovery Fund K	Registered Investment Company, 1,521 shares	**	35,850
*	Fidelity Blue Chip Growth Fund K	Registered Investment Company, 359 shares	**	9,444
*	Fidelity Freedom Income Fund	Registered Investment Company, 284 shares	**	2,714
*	Fidelity Freedom 2000 Fund	Registered Investment Company, 156 shares	**	1,569
*	Fidelity Freedom 2010 Fund	Registered Investment Company, 1,011 shares	**	10,472
*	Fidelity Freedom 2020 Fund	Registered Investment Company, 1,469 shares	**	14,763
*	Fidelity Freedom 2030 Fund	Registered Investment Company, 980 shares	**	9,566
*	Fidelity Freedom 2040 Fund	Registered Investment Company, 823 shares	**	4,603
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 383 shares	**	8,627
*	Fidelity Spartan International Index Fund	Registered Investment Company, 326 shares	**	8,706
*	Participant Loans	Participant Loan Fund with terms ranging from 4 - 119 months and rates ranging from 4.25% to 10.5%	**	31,254
*	Fidelity Retirement Money Market	Registered Investment Company, 148 shares	**	147
*	Clipper Fund	Registered Investment Company, 166 shares	**	6,649
*	PIMCO Total Return Institutional Class	Registered Investment Company, 3,897 shares	**	39,515
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 683 shares	**	14,192
*	WFA Small Cap Val Inst	Registered Investment Company, 1,093 shares	**	19,842
*	TCW Select Equity I	Registered Investment Company, 108 shares	**	1,113
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,602 shares	**	47,794
*	Templeton Foreign Fund	Registered Investment Company, 1,801 shares	**	7,907

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fidelity Freedom 2005 Fund	Registered Investment Company, 16 shares	**	132
	Fidelity Freedom 2015 Fund	Registered Investment Company, 331 shares	**	2,836
	Fidelity Freedom 2025 Fund	Registered Investment Company, 122 shares	**	1,008
	Fidelity Freedom 2035 Fund	Registered Investment Company, 63 shares	**	504
	Fidelity Freedom 2045 Fund	Registered Investment Company, 56 shares	**	366
	Fidelity Freedom 2050 Fund	Registered Investment Company, 107 shares	**	692

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fidelity short term cash fund	Cash	**	306
	ANZ National	Corporate Bond 6.2 7/19/13 144A	**	682
	AT&T Wireless	Corporate Bond 7.875% 3/01/11	**	738
	AXA Financial	Corporate Bond 7.75% 8/01/10	**	961
	Ace Securities Corp. ACE 03-HS1 M1	Mortgage backed security 1ML+75 6/33	**	1
	Advanta Business Card Master ABCMT 07-A2 A2	Mortgage backed security 5% 3/13	**	2,318
	Advanta Business Card Master ABCMT 07-B2 B	Mortgage backed security 5.5% 6/20/13	**	617
	America Movl	Corporate Bond 4.125 3/1/09	**	1,324
	American Honda	Corporate Bond 4.5 5/26/09 144A	**	1,214
	Americredit Automobile Receivable AMCAR 04-DF A4	Mortgage backed security 3.43 7/11	**	313
	Americredit Automobile Receivable AMCAR 05-CF A4	Mortgage backed security 4.63 6/12	**	794
	Americredit Automobile Receivable AMCAR 06-1 B	Mortgage backed security 5.2 3/11	**	69
	Americredit Prime Automobile Receivable APART 07-1 B	Mortgage backed security 5.35% 3/11	**	196
	Americredit Prime Automobile Receivable APART 07-1 C	Mortgage backed security 5.43 7/11	**	115
	Americredit Prime Automobile Receivable APART 07-2M A3A	Mortgage backed security 5.22% 4/10	**	452
	Americredit Automobile Receivable AMCAR 06-BG A4	Mortgage backed security 5.21% 9/13	**	553
	Avon Products	Corporate Bond 4.8% 3/01/13	**	519
	BBVA Banc	Corporate Bond 5.3795 7/22/15 144A	**	463
	BHP Billiton	Corporate Bond 5.125% 3/29/12	**	1,211
	BTM Curacao	Corporate Bond 4.76% 7/21/15 144A	**	412
	Baltimore G&E	Corporate Bond 6.125% 7/01/13	**	464
	Bank of America Commercial Mortgage BACM 04-6 XP	Interest Only Strip CSTR 12/42	**	54
	Bank of America Commercial Mortgage BACM 2003-2 A2	Mortgage backed security 4.342 3/41	**	706
	Bank of America Commercial Mortgage BACM 05-3 XP	Interest Only Strip CSTR 7/43	**	135
	Bank of America Commercial Mortgage BACM 04-4 A3	Mortgage backed security 4.128% 7/42	**	675
	Bank of America Commercial Mortgage BACM 05-4 A1	Mortgage backed security 4.432 7/45	**	271
	Bank of America Commercial Mortgage BACM 04-5 XP	Interest Only Strip CSTR 11/41	**	74
	Bank of America Commercial Mortgage BACM 05-4 XP	Interest Only Strip CSTR 7/45	**	41
	Bank of America Commercial Mortgage BACM 05-5 A1	Mortgage backed security 4.716 8/10	**	604

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Bank of America Commercial Mortgage BACM 05-6 A1	Mortgage backed security 5.001 9/47	**	377
	Bank of America Mortgage Security BOAMS 04-J 2A1	Mortgage backed security CSTR 11/34	**	240
	Bank of America Mortgage Security BOAMS 05-E 2A7	Mortgage backed security CSTR 6/35	**	374
	Bank of America Mortgage Security BOAMS 05-J 2A4	Mortgage backed security 12ML 11/35	**	1,594
	Bank of America Commercial Mortgage BACM 06-6 XP	Interest Only Strip CSTR 10/45	**	217
	Bank of America Commercial Mortgage BACM 06-5 A1	Mortgage backed security 5.185% 7/11	**	249
	Bank of America Commercial Mortgage BACM 2006-5 XP	Interest Only Strip .832% 9/47	**	183
	Bank America	Corporate Bond 7.8% 2/15/10 GLBL	**	226
	Bank America	Corporate Bond 4.9% 5/01/13	**	392
	Bank of New York	Corporate Bond 4.95 1/14/11	**	166
	Bank NY Mellon	Corporate Bond 4.95 11/12	**	753
	Bank One Corporation	Corporate Bond 7.875% 8/01/10	**	1,205
	Bank One Issuance Trust BOIT 04-B2 B2	Mortgage backed security 4.37% 4/12	**	1,229
	Bank of Tokyo Mit	Corporate Bond 8.4 4/15/10	**	1,129
	Bayview Commercial Asset Trust BAYC 04-2 A	Mortgage backed security 1ML+43 8/34	**	173
	Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34	**	48
	Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35	**	36
	Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35	**	21
	Bear Stearns Commercial Mortgage BSCMS 04-ESA A3	Mortgage backed security 4.741% 5/16	**	1,128
	Bear Stearns Commercial Mortgage BSCMS 04-ESA B	Mortgage backed security 4.888% 5/16	**	346
	Bear Stearns Commercial Mortgage BSCMS 04-ESA C	Mortgage backed security 4.937% 5/16	**	391
	Bear Stearns Commercial Mortgage BSCMS 04-ESA D	Mortgage backed security 4.986% 5/16	**	140
	Bear Stearns Commercial Mortgage BSCMS 04-ESA E	Mortgage backed security 5.064% 5/16	**	442
	Bear Stearns Commercial Mortgage BSCMS 04-ESA F	Mortgage backed security 5.182% 5/16	**	105
	Bear Stearns Commercial Mortgage BSCMS 04-PWR5 A2	Mortgage backed security 4.254 7/42	**	551
	Bear Stearns Commercial Mortgage BSCMS 04-PWR5 X2	Interest Only Strip CSTR 7/42	**	80
	Bear Stearns Commercial Mortgage BSCMS 04-T16 A3	Mortgage backed security 4.03 2/46	**	1,289

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Bear Stearns Commercial Mortgage BSCMS 03-T12 X2	Interest Only Strip CSTR 8/39	**	21
	Bear Stearns Commercial Mortgage BSCMS 04-PWR6 X2	Interest Only Strip CSTR 11/41	**	53
	Bear Stearns Commercial Mortgage BSCMS 05-PWR9 A1	Mortgage backed security 4.498 9/42	**	549
	Bear Stearns Commercial Mortgage BSCMS 05-T20 A1 4.94% 10/42	Mortgage backed security 4.94% 10/42	**	435
	Bear Stearns Commercial Mortgage BSCMS 06-PW13 X2	Interest Only Strip CSTR 9/41	**	121
	Bear Stearns Commercial Mortgage BSCMS 2006-T24 X2	Interest Only Strip CSTR 10/41	**	122
	Bear Stearns Commercial Mortgage BSCMS 07-PW15 A1	Mortgage backed security 5.016% 2/44	**	45
	Bear Stearns Commercial Mortgage BSCMS 2007-PW15 X2	Interest Only Strip CSTR 2/44	**	354
	Bear Stearns Commercial Mortgage BSCMS 07-T26 X2	Interest Only Strip CSTR 1/12/45	**	142
	Bear Stearns	Corporate Bond 4.245% 1/7/10	**	876
	Bear Stearns	Corporate Bond 5.85% 7/19/10	**	187
	Bellsouth	Corporate Bond 4.2% 9/15/09 DT	**	879
	Brazos Higher Education Authority BRHEA 06-A A2R	Mortgage backed security 5.03% 12/41	**	1,477
	British G Step	Corporate Bond 12/10 DT	**	1,260
	CDC Financial Products	Synthetic GIC – 4.194%	**	153
	CNH Equipment Trust CNH 05-B B	Mortgage backed security 4.57 7/12	**	353
	Commercial Mortgage Pass-Through COMM 05-C6 XP	Interest Only Strip CSTR 6/44	**	66
	CPS Auto Trust CPS 06-C A3 5.14% 1/11	Mortgage backed security 5.47% 11/11	**	149
	CPS Auto Trust CPS 07-B A3	Mortgage backed security 5.14% 1/11	**	422
	CPS Auto Trust CPS 2007-C A3	Mortgage backed security 5.45 5/12 144A	**	335
	Countrywide Asset-Backed Certificate CWL 04-4 A	Mortgage backed security 1ML+37.5 8/34	**	15
	Countrywide Home Loans CWHL 05-HYB3 2A6B	Mortgage backed security CSTR 6/35	**	150
	Capital Auto Receivables Asset CARAT 07-1 B	Mortgage backed security 5.15% 9/12	**	338
	Capital Auto Receivables Asset CARAT 07-SN1 B	Mortgage backed security 5.52% 3/15/11	**	153
	Capital Auto Receivables Asset CARAT 07-SN1 C	Mortgage backed security 5.73% 3/15/11	**	95
	Capital Auto Receivables Asset CARAT 06-1 B	Mortgage backed security 5.26 10/10	**	221

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Capital Auto Receivables Asset CARAT 2006-SN1A A4A	Mortgage backed security 5.32% 3/10	**	714
	Capital One Auto Finance Trust COAFT 05-BSS C	Mortgage backed security 4.48 12/10	**	578
	Capital One Auto Finance Trust COAFT 05-C A4A	Mortgage backed security 4.71 6/12	**	2,056
	Capital One Multi-Asset Executive COMET 04-B6 B6	Mortgage backed security 4.155 7/12	**	1,021
	Capital One Multi-Asset Executive COMET 07-B3 B3	Mortgage backed security 5.05% 3/13	**	2,380
	Capital One Multi-Asset Executive COMET 07-B5 B5	Mortgage backed security 5.4% 5/13	**	1,113
	Capital One Prime Auto Receivable COPAR 06-2 A4	Mortgage backed security 4.94% 7/12	**	474
	Capital One Prime Auto Receivable COPAR 2007-1 B1	Mortgage backed security 5.76% 12/13	**	385
	Capital Trust Re Cdo Ltd CTCDO 04-1A A2	Mortgage backed security 1ML+45 7/39	**	81
	Capital Trust Re Cdo Ltd CTCDO 04-1A B	Mortgage backed security 1ML+75 7/39	**	24
	Capital Trust Rd Cdo Ltd CTCDO 04-1A C	Mortgage backed security 1ML+110 7/39	**	21
	CARGILL INC	Corporate Bond 6.375% 6/12 144A	**	2,095
	Citigroup/Deutsche Bank Commercial CD 06-CD3 XP	Interest Only Strip CSTR 10/48	**	431
	Cendant Timeshare Receivables CDTIM 05-1A A1	Mortgage backed security 4.67 5/17	**	106
	CHASE MANHATTAN	Corporate Bond 7.875% 6/15/10	**	1,029
	Chase Mortgage Finance Corporation CHASE 07-A2 2A1	Mortgage backed security CSTR 7/37	**	54
	Chile Rep Global	Foreign Bond 6.875 4/28/09 DT	**	41
	Citibank Credit Card Issuance CCCIT 06-B2 B2	Mortgage backed security 5.15% 3/11	**	1,333
	Citibank Credit Card Issuance CCCIT 07-B2 B2	Mortgage backed security 5% 4/12	**	1,647
	Citibank Credit Card Issuance CCCIT 07-B6 B6	Mortgage backed security 5% 11/12	**	1,069
	Citigroup Commercial Mortgage CGCMT 04-C2 XP	Interest Only Strip CSTR 10/41	**	80
	Citigroup Commercial Mortgage CGCMT 05-EMG A2	Mortgage backed security 4.2211 9/51	**	333
	CW Capital Colbalt CWCI 07-C2 A1	Mortgage backed security CSTR 9/11	**	289
	Commercial Mortgage Pass-Through COMM 06-C8 A1	Mortgage backed security 5.11% 12/46	**	386
	Commercial Mortgage Pass-Through COMM 06-C8 XP	Interest Only Strip CSTR 12/46	**	538

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Commercial Mortgage Pass-Through COMM 06-CN2A BFX	Mortgage backed security 5.537 2/19	**	167
	Commercial Mortgage Pass-Through COMM 06-CN2A CFX	Mortgage backed security 5.47945 2/19	**	69
	Commercial Mortgage Pass-Through COMM 06-CN2A D	Mortgage backed security 5.52861 2/19	**	107
	Commercial Mortgage Pass-Through COMM 06-CN2A E	Mortgage backed security CSTR 2/19	**	163
	Commercial Mortgage Pass-Through COMM 06-CN2A F	Mortgage backed security CSTR 2/19	**	37
	Commercial Mortgage Pass-Through COMM 04-LB4A XP	Interest Only Strip CSTR 10/37	**	132
	Commercial Mortgage Pass-Through COMM 05-LP5 XP	Interest Only Strip CSTR 5/43	**	51
	Greenwich Capital Commercial F GCCFC 07-GG11 XP	Interest Only Strip .48% 12/49	**	583
	Constelation GN	Corporate Bond 6.125% 9/01/09	**	545
	Continental Airlines Inc CONTL AIR 991A	Mortgage backed security 6.545% 2/02/19	**	696
	Countrywide MTN	Corporate Bond 4.125% 9/15/09	**	26
	Covidien Int	Corporate Bond 5.15% 10/15/10	**	1,633
	Covidien Int	Corporate Bond 5.45% 10/12	**	386
	Credit Suisse	Corporate Bond 5% 5/15/13	**	2,035
	CS First Boston Mortgage Security CSFB 03-C4 A3	Mortgage backed security CSTR 8/36	**	496
	CS First Boston Mortgage Security CSFB 04-C1 A3	Mortgage backed security 4.321 1/37	**	452
	CS First Boston Mortgage Security CSFB 04-C4 ASP	Interest Only Strip CSTR 10/39	**	71
	Credit Suisse Mortgage Capital CSMC 07-C3 A1	Mortgage backed security CSTR 6/39	**	219
	Credit Suisse Mortgage Capital CSMC 06-C5 ASP	Interest Only Strip CSTR 12/39	**	480
	Credit Suisse Mortgage Capital CSMC 06-C4 ASP	Interest Only Strip CSTR 9/39	**	829
	Credit Suisse Mortgage Capital CSMC 07-C1 A1	Mortgage backed security 5.227 2/40	**	227
	Credit Suisse Mortgage Capital CSMC 07-C1 ASP	Interest Only Strip CSTR 2/40	**	540
	Credit Suisse Mortgage Capital CSMC 07-C2 A1	Mortgage backed security 5.237 1/49	**	185
	CS First Boston Mortgage Security CSFB 05-C1 ASP	Interest Only Strip CSTR 2/38	**	64
	CS First Boston Mortgage Security CSFB 05-C4 ASP	Interest Only Strip CSTR 8/38	**	170
	CS First Boston Mortgage Security CSFB 05-C2 ASP	Interest Only Strip CSTR 4/37	**	92
	DBS Bank Ltd	Corporate Bond 5.125/VAR 5/17 144A	**	1,530

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	DLJ Commercial Mortgage Corp DLJCM 00-CF1 A1B	Mortgage backed security 7.62 6/33	**	813
	Daimler Chrysler	Corporate Bond 5.75% 8/10/09	**	2,853
	Daimler Chrysler Auto Trust DCAT 2006-C B	Mortgage backed security 5.11% 4/13	**	682
	John Deere Capital	Corporate Bond 4.875% 3/16/09	**	290
	Deutsche Telekom Int Fin	Corporate Bond 5.375% 3/23/11	**	271
	Diageo Capital	Corporate Bond 5.2 1/30/13	**	639
	DRT 00-1A A2	Mortgage backed security 6.971% 3/10	**	40
	Donnelley RR	Corporate Bond 3.75% 4/1/09	**	1,907
	Drive Auto Receivables Trust DRIVE 06-2 A-2	Mortgage backed security 5.3% 7/11	**	114
	Drivetime Auto Owner Trust DRVT 2006-A A3	Mortgage backed security 5.501% 11/11	**	375
	DuPont	Corporate Bond 5% 1/15/13	**	289
	DuPont	Corporate Bond 5% 7/15/13	**	709
	EDP Finance BV	Corporate Bond 5.375 11/12 144A	**	1,068
	ERP Operating LP	Corporate Bond 5.5% 10/1/12	**	261
	Encana Corp	Corporate Bond 4.75% 10/15/13	**	126
	Enel Finance International	Corporate Bond 5.7% 1/15/13144A	**	1,420
	Exelon Generation Co LLC	Corporate Bond 6.95% 6/15/11	**	1,232
	Freddie Mac	FHLG 15YR 5.00% 5/14 #E76434	**	14
	Freddie Mac	FHLG 15YR 5.00% 6/14 #E77224	**	58
	Freddie Mac	FHLM ARM 4.889% 3/33 #847126	**	13
	Freddie Mac	FHLM ARM 4.69% 11/35 #1B2428	**	586
	Freddie Mac	FHLM ARM 4.314% 12/34 #1B2670	**	64
	Freddie Mac	FHLM ARM 4.22% 2/35 #1B2747	**	469
	Freddie Mac	FHLM ARM 4.63% 3/35 #1B2811	**	298
	Freddie Mac	FHLM ARM 4.49% 4/35 #1B2869	**	330
	Freddie Mac	FHLM ARM 4.497% 6/35 #1B2907	**	73
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	119
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	109
	Freddie Mac	FHLM ARM 4.401% 2/35 #1G0103	**	238
	Freddie Mac	FHLM ARM 4.37% 3/35 #1G0125	**	116
	Freddie Mac	FHLM ARM 4.444% 3/35 #1G0133	**	94
	Freddie Mac	FHLM ARM 4.504% 3/35 #1G0145	**	80
	Freddie Mac	FHLM ARM 4.941% 11/35 #1J1228	**	303
	Freddie Mac	FHLM ARM 5.26% 1/36 #1J1274	**	283
	Freddie Mac	FHLM ARM 5.88% 4/36 #1J1279	**	532
	Freddie Mac	FHLM ARM 4.93% 9/35 #1K1215	**	340
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	91
	Freddie Mac	FHLM ARM 5.62% 12/35 #1N0117	**	402
	Freddie Mac	FHLM ARM 5.775% 1/37 #1N1446	**	422
	Freddie Mac	FHLM ARM 5.15% 8/36 #1B7241	**	208
	Freddie Mac	FHLM ARM 5.85% 1/36 #1G1803	**	721
	Freddie Mac	FHLM ARM 5.34% 6/35 #1L0097	**	195

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.441% 2/34 #781229	**	55
	Freddie Mac	FHLM ARM 4.30% 11/34 #782877	**	267
	Freddie Mac	FHLM ARM 4.232% 1/35 #782988	**	100
	Freddie Mac	FHLM ARM 4.60% 2/35 #783028	**	253
	Freddie Mac	FHLM ARM 4.434% 2/35 #783032	**	98
	Freddie Mac	FHLM ARM 4.307% 3/35 #783067	**	53
	Freddie Mac	FHLM ARM 4.42% 4/35 #783096	**	390
	Freddie Mac	FHLM ARM 4.74% 4/35 #783104	**	464
	Fannie Mae	FNMA DN DN 0% 3/25/09	**	8,899
	Fannie Mae	FNMA DN 0% 9/25/09	**	5,876
	Fannie Mae	FNMA 5 10/15/11	**	19,241
	Fannie Mae	FNMA 15YR 7.00% 1/13 #251428	**	4
	Fannie Mae	FNMA 15YR 6.50% 11/13 #323755	**	179
	Fannie Mae	FNMA 15YR 7.00% 8/14 #323877	**	32
	Fannie Mae	FNMA 15YR 6.00% 3/14 #487614	**	30
	Fannie Mae	FNMA 15YR 6.50% 9/14 #514373	**	1
	Fannie Mae	FNMA 15YR 7.00% 11/14 #522277	**	21
	Fannie Mae	FNMA 15YR 6.50% 10/13 #535234	**	321
	Fannie Mae	FNMA 15YR 7.00% 6/16 #545122	**	13
	Fannie Mae	FNMA ARM 4.305% 8/33 #555696	**	70
	Fannie Mae	FNMA ARM 4.38% 7/33 #555702	**	287
	Fannie Mae	FNMA 15YR 7.00% 2/16 #569915	**	37
	Fannie Mae	FNMA 15YR 6.00% 10/16 #589129	**	19
	Fannie Mae	FNMA 15YR 7.00% 8/16 #599602	**	72
	Fannie Mae	FNMA 15YR 7.00% 4/17 #636135	**	149
	Fannie Mae	FNMA 15YR 6.50% 4/17 #637244	**	120
	Fannie Mae	FNMA 15YR 6.00% 11/17 #671380	**	161
	Fannie Mae	FNMA 15YR 6.00% 11/17 #672789	**	38
	Fannie Mae	FNMA 15YR 6.00% 12/17 #673965	**	46
	Fannie Mae	FNMA 3.625% 8/15/11	**	21,033
	Fannie Mae	FNMA 2.875% 12/11/13	**	195
	Fannie Mae	FNMA 15YR 6.00% 2/18 #684153	**	14
	Fannie Mae	FNMA ARM 4.14% 4/33 #688960	**	822
	Fannie Mae	FNMA 15YR 7.00% 2/18 #693327	**	199
	Fannie Mae	FNMA ARM 4.318% 3/33 #694530	**	25
	Fannie Mae	FNMA ARM 4.801% 2/33 #695019	**	47
	Fannie Mae	FNMA ARM 4.292% 3/33 #701296	**	19
	Fannie Mae	FNMA ARM 3.984% 5/33 #703915	**	11
	Fannie Mae	FNMA ARM 4.079% 4/33 #708221	**	7
	Fannie Mae	FNMA ARM 4.57% 6/33 #712321	**	523
	Fannie Mae	FNMA ARM 5.12% 1/34 #725109	**	31
	Fannie Mae	FNMA ARM 4.862% 9/34 #725855	**	74
	Fannie Mae	FNMA ARM 4.832% 8/34 #725858	**	34
	Fannie Mae	FNMA ARM 4.409% 10/34 #725968	**	274
	Fannie Mae	FNMA 15YR 4.00% 8/18 #727438	**	1,034
	Fannie Mae	FNMA ARM 4.115% 2/35 #735343	**	12
	Fannie Mae	FNMA ARM 4.319% 5/35 #735538	**	38

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 4.66% 7/35 #735942	**	257
	Fannie Mae	FNMA ARM 5.01% 11/35 #745124	**	248
	Fannie Mae	FNMA ARM 5.45% 5/36 #745676	**	335
	Fannie Mae	FNMA ARM 5.541% 11/36 #745972	**	343
	Fannie Mae	FNMA ARM 3.753% 10/33 #746320	**	39
	Fannie Mae	FNMA ARM 4.055% 10/18 #749296	**	24
	Fannie Mae	FNMA ARM 4.358% 10/33 #754672	**	18
	Fannie Mae	FNMA ARM 3.752% 10/33 #755148	**	45
	Fannie Mae	FNMA ARM 4.321% 2/35 #773246	**	337
	Fannie Mae	FNMA ARM 4.38% 3/35 #773264	**	186
	Fannie Mae	FNMA ARM 4.455% 3/35 #773281	**	92
	Fannie Mae	FNMA ARM 4.351 1/35 #783580	**	73
	Fannie Mae	FNMA ARM 4.499% 3/35 #783587	**	208
	Fannie Mae	FNMA ARM 4.876% 7/34 #785318	**	203
	Fannie Mae	FNMA ARM 5.106% 9/34 #790762	**	57
	Fannie Mae	FNMA ARM 4.82% 8/34 #793420	**	240
	Fannie Mae	FNMA ARM 4.96% 8/34 #796988	**	176
	Fannie Mae	FNMA ARM 4.202% 1/35 #797418	**	111
	Fannie Mae	FNMA ARM 4.67% 11/34 #799727	**	166
	Fannie Mae	FNMA ARM 4.85% 11/34 #799812	**	135
	Fannie Mae	FNMA ARM 4.825% 12/34 #800297	**	121
	Fannie Mae	FNMA ARM 4.845% 12/34 #800335	**	46
	Fannie Mae	FNMA ARM 5.00% 9/34 #801341	**	681
	Fannie Mae	FNMA ARM 5.05% 7/34 #801635	**	22
	Fannie Mae	FNMA ARM 4.118% 1/35 #807221	**	40
	Fannie Mae	FNMA ARM 4.5% 2/35 #809429	**	534
	Fannie Mae	FNMA ARM 4.38% 2/35 #809593	**	385
	Fannie Mae	FNMA ARM 4.625% 2/35 #809931	**	155
	Fannie Mae	FNMA ARM 4.57% 2/35 #811803	**	35
	Fannie Mae	FNMA ARM 4.85% 1/35 #813844	**	321
	Fannie Mae	FNMA ARM 4.293% 3/35 #815586	**	29
	Fannie Mae	FNMA ARM 4.75% 5/35 #815626	**	104
	Fannie Mae	FNMA ARM 4.372% 4/35 #820407	**	20
	Fannie Mae	FNMA ARM 4.5% 5/35 #820996	**	34
	Fannie Mae	FNMA ARM 4.575% 7/35 #822002	**	109
	Fannie Mae	FNMA ARM 5.12% 6/35 #823810	**	115
	Fannie Mae	FNMA ARM 4.796% 8/35 #825485	**	142
	Fannie Mae	FNMA ARM 4.58% 7/35 #826362	**	864
	Fannie Mae	FNMA ARM 4.302% 1/35 #827592	**	55
	Fannie Mae	FNMA ARM 5.10% 5/35 #827782	**	141
	Fannie Mae	FNMA ARM 4.520% 8/35 #829603	**	95
	Fannie Mae	FNMA ARM 5.203% 6/35 #830605	**	201
	Fannie Mae	FNMA ARM 4.555% 7/35 #832099	**	169
	Fannie Mae	FNMA ARM 5.344% 7/35 #834917	**	21
	Fannie Mae	FNMA ARM 5.04% 7/35 #834931	**	704
	Fannie Mae	FNMA ARM 5.101% 7/35 #841837	**	255
	Fannie Mae	FNMA ARM 5.349% 12/34 #843013	**	61
	Fannie Mae	FNMA ARM 5.280% 3/35 #843014	**	21

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 5.16% 9/35 #843021	**	989
	Fannie Mae	FNMA ARM 4.69% 11/35 #844061	**	327
	Fannie Mae	FNMA ARM 4.893% 10/35 #847787	**	116
	Fannie Mae	FNMA ARM 5.32% 1/36 #850852	**	446
	Fannie Mae	FNMA ARM 5.409% 2/36 #865319	**	59
	Fannie Mae	FNMA ARM 5.839% 1/36 #879146	**	371
	Fannie Mae	FNMA ARM 5.40% 11/35 #879153	**	270
	Fannie Mae	FNMA ARM 5.80% 3/36 #881670	**	170
	Fannie Mae	FNMA ARM 6.25% 6/36 #886983	**	50
	Fannie Mae	FNMA ARM 4.56% 5/35 #888115	**	870
	Fannie Mae	FNMA ARM 4.86% 7/35 #888382	**	597
	Fannie Mae	FNMA ARM 5.07% 9/36 #888398	**	1,260
	Fannie Mae	FNMA 15YR 4.50% 12/18 #888889	**	1,955
	Fannie Mae	FNMA ARM 4.36% 10/37 #889704	**	319
	Fannie Mae	FNMA ARM 5.08% 9/36 #889945	**	66
	Fannie Mae	FNMA ARM 4.21% 5/35 #889946	**	526
	Fannie Mae	FNMA ARM 5.57% 5/36 #891228	**	737
	Fannie Mae	FNMA ARM 5.50% 5/36 #896475	**	298
	Fannie Mae	FNMA ARM 4.90% 2/36 #995015	**	4,885
	Fannie Mae	FNMA ARM 4.59% 7/35 #995016	**	388
	Fannie Mae	FNMA ARM 4.30% 2/35 #995017	**	636
	Fannie Mae	FNMA ARM 4.987% #995269	**	3,462
	Fannie Mae	FNMA ARM 4.785% 2/36 #995271	**	846
	Fannie Mae	FNMA ARM 4.898% 5/35 #995272	**	63
	Fannie Mae	FNMA ARM 4.58% 7/35 #995273	**	209
	Fannie Mae	FNMA ARM 4.765% 1/34 #995274	**	15
	Fidelity	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	24,041
	First Investors Auto Owner Trust FIAOT 06A A3	Mortgage backed security 4.93 2/15/11	**	96
	Fleetboston Fin	Corporate Bond 7.375% 12/1/09	**	887
	Ford Credit Auto Owner Trust FORDO 2006-B B	Mortgage backed security 5.43% 2/12	**	548
	Ford Credit Auto Owner Trust FORDO 2006-C B	Mortgage backed security 5.3% 6/12	**	255
	Ford Credit Auto Owner Trust FORDO 07-A B	Mortgage backed security 5.6% 10/12	**	148
	Franklin Auto Trust FRNK 06-1 A4	Mortgage backed security 5.03% 7/14	**	1,959
	Franklin Auto Trust FRNK 06-1 B1	Mortgage backed security 5.14% 7/14	**	110
	Franklin Auto Trust FRNK 07-1 B	Mortgage backed security 5.13 2/15	**	376
	Fremont Home Loan Trust FHLT 04-A M1	Mortgage backed security 1ML+55 1/34	**	200
	Fremont Home Loan Trust FHLT 04-1 M1	Mortgage backed security 1ML+45 2/34	**	17
	Fremont Home Loan Trust FHLT 04-1 M2	Mortgage backed security 1ML+50 2/34	**	71

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fremont Home Loan Trust FHLT 04-1 M3	Mortgage backed security 1ML+55 2/34	**	28
	Fuji Fin	Corporate Bond 8.625% 4/15/10 144A	**	1,262
	GE Capital Credit Card Master GEMNT 07-1 B	Mortgage backed security 4.95% 3/13	**	952
	GE Capital Credit Card Master GEMNT 2007-3 B	Mortgage backed security 5.49% 6/13	**	1,022
	GE Capital Credit Card Master GECMC 07-C1 XP	Interest Only Strip CSTR 12/49	**	183
	GE Commercial Mortgage Security GMACC 04-C2 A2	Mortgage Backed Security CSTR 8/38	**	1,408
	GE Commercial Mortgage Security GMACC 04-C3 X2	Interest Only Strip CSTR 12/41	**	58
	GE Capital Credit Card Master GMACC 05-C1 X2	Interest Only Strip CSTR 5/43	**	85
	GE Commercial Mortgage Security GMACC 06-C1 XP	Interest Only Strip CSTR 11/45	**	51
	GS Mortgage Securities Corporation GSMS 05-GG4 XP	Interest Only Strip CSTR 7/39	**	308
	GSR Mortgage Loan Trust GSR 05-AR2 2A1	Mortgage backed security CSTR 4/35	**	243
	GS Auto Loan Trust GSALT 05-1 B	Mortgage backed security 4.62 11/13	**	18
	GE Capital Commercial Mortgage GECMC 04-C2 A2	Mortgage backed security 4.119% 3/40	**	505
	GCO Slims Trust GCOSL 06-1A	Mortgage backed security NOTE 5.72 3/22	**	434
	General Electric Capital Corp	Corporate Bond 7.5% 6/15/09	**	1,121
	General Electric Capital Corp	Corporate Bond 4.25 9/13/10	**	986
	General Electric Capital Corp	Corporate Bond 5.2% 2/01/11	**	1,950
	GA ST	Corporate Bond 5.35 3/1/11	**	3,174
	Glaxosmith Kline	Corporate Bond 4.85% 5/15/13	**	860
	Global Signal Trust TOWER 06-1 B	Mortgage backed security 5.588% 2/36	**	278
	Global Signal Trust TOWER 06-1 C	Mortgage backed security 5.707% 2/36	**	325
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 XP	Interest Only Strip CSTR 8/42	**	320
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG5	Interest Only Strip CSTR 4/37	**	276
	GS Auto Loan Trust GSALT 07-1 A3	Mortgage backed security 5.39% 12/11	**	1,227
	GS Auto Loan Trust GSALT 07-1 B	Mortgage backed security 5.53% 12/14	**	145
	Household Automotive Trust HAT 2006-3 A3	Mortgage backed security 5.38% 9/11	**	960
	Host Marriott Pool Trust HMPT 99-HMTA B	Mortgage backed security 7.3% 8/15	**	245

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Host Marriott Pool Trust HMPT 99-HMTA D	Mortgage backed security 7.97 8/15	**	206
	Household Global	Corporate Bond 5.875% 2/1/09 DT	**	307
	Household Fin Co	Corporate Bond 4.75% 5/15/09	**	775
	Household Automotive Trust HAT 05-1 A4	Mortgage backed security 4.35% 6/12	**	1,101
	Household Automotive Trust HAT 07-1 A3	Mortgage backed security 5.3% 11/11/11	**	559
	Household Automotive Trust HAT 07-1 A4	Mortgage backed security 5.33% 11/18/13	**	816
	Hutchinson Wham	Corporate Bond 5.45 11/24/10 144	**	684
	Hyundai Auto Receivables Trust HART 05-A C	Mortgage backed security 4.22 2/12	**	18
	Hyundai Auto Receivables Trust HART 06-1 B	Mortgage backed security 5.29 11/12	**	41
	Hyundai Auto Receivables Trust HART 06-1 C	Mortgage backed security 5.34 11/12	**	55
	Hyundai Auto Receivables Trust HART 2007-A A3A	Mortgage backed security 5.04 1/12	**	862
	Impac Cmb Trust IMM 05-1 M4	Mortgage backed security 1ML+75 4/35	**	4
	Impac Cmb Trust IMM 05-1 M5	Mortgage backed security 1ML+77 4/35	**	2
	Impac Cmb Trust IMM 05-1 M6	Mortgage backed security 1ML+82 4/35	**	5
	JP Morgan Chase	Synthetic GIC – 4.249%	**	153
	JP MorganChase and Company	Corporate Bond 6.75 2/1/11 DT	**	258
	JP MorganChase and Company	Corporate Bond 4.891/VAR 9/15	**	526
	JP MorganChase and Company	Corporate Bond 4.75% 5/1/13	**	1,394
	JP Morgan Chase Commercial Mortgage JPMCC 2001-C1 A2	Mortgage backed security 5.464 10/35	**	269
	JP Morgan Chase Commercial Mortgage JPMCC 03-CB7 X2 CSTR 1/38	Interest Only Strip CSTR 1/37	**	19
	JP Morgan Chase Commercial Mortgage JPMCC 04-CBX X2	Interest Only Strip CSTR 1/37	**	171
	JP Morgan Chase Commercial Mortgage JPMCC 04-C3 A2 4.223% 1/42	Mortgage backed security CSTR 10/42	**	805
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP4 X2	Interest Only Strip CSTR 10/42	**	229
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP9 A1	Mortgage backed security CSTR 5/47	**	443
	JP Morgan Mortgage Trust JPMMT 07-A1 1A1	Mortgage backed security CSTR 7/35	**	90
	JP Morgan Chase Commercial Mortgage JPMCC 07-LDP10 A-1	Mortgage backed security 5.122% 1/49	**	208
	Jackson National	Corporate Bond 5.375% 5/8/13 144	**	438

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	JP Morgan Auto Receivables Trust JPMRT 2006-A A4	Mortgage backed security 5.14% 12/14	**	789
	JP Morgan Auto Receivables Trust JPMART 2006-A B	Mortgage backed security 5.36% 12/14	**	107
	Keyspan Corp	Corporate Bond 7.625% 11/15/10	**	357
	Korea Development Bank	Corporate Bond 4.75 7/20/09	**	455
	Korea Development Bank	Corporate Bond 3.875 3/02/09	**	602
	Kraft Foods Inc.	Corporate Bond 4.125% 11/12/09	**	116
	Kraft Foods Inc.	Corporate Bond 5.625% 8/11/10	**	1,216
	LB-UBS Commercial Mortgage Trust LBUBS 07-C1 A1	Mortgage backed security CSTR 2/15/40	**	182
	LB-UBS Commercial Mortgage Trust LBUBS 07-C1 XCP	Interest Only Strip CSTR 2/40 IO	**	82
	LB-UBS Commercial Mortgage Trust LBUBS 07-C2 A1	Mortgage backed security 5.226 2/40	**	167
	LB-UBS Commercial Mortgage Trust LBUBS 07-C2 XCP	Interest Only Strip CSTR 2/40	**	378
	LB-UBS Commercial MortgageTrust LBUBS 00-C3 A2	Mortgage backed security 7.95 1/10	**	903
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A2	Mortgage backed security 6.51 12/26	**	439
	LB-UBS Commercial Mortgage Trust LBUBS 04-C6 A2	Mortgage backed security 4.187% 8/29	**	688
	LB-UBS Commercial Mortgage Trust LBUBS 04-C8 XCP	Interest Only Strip CSTR 12/39	**	40
	LB-UBS Commercial Mortgage Trust LBUBS 04-C2 A3	Mortgage backed security 3.973% 3/29	**	651
	LB-UBS Commercial Mortgage Trust LBUBS 05-C1 AAB	Mortgage backed security CSTR 2/30	**	439
	LB-UBS Commercial Mortgage Trust LBUBS 05-C5 XCP	Interest Only Strip CSTR 9/40	**	399
	LB-UBS Commercial Mortgage Trust LBUBS 05-C7 XCP	Interest Only Strip CSTR 11/40	**	178
	LB-UBS Commercial Mortgage Trust LBUBS 206-C1A XCP	Interest Only Strip CSTR 2/41	**	278
	LB-UBS Commercial Mortgage Trust LBUBS 2006-C3 A1	Mortgage backed security 5.478 3/39	**	243
	Long Beach Auto Receivables Trust LBART 2006-B A4	Mortgage backed security 5.18% 9/13	**	436
	M&I Auto Loan Trust MILT 05-1 B	Mortgage backed security 5.02 7/12	**	931
	MBNA Capital	Corporate Bond 8.278% 12/01/26	**	460
	Merrill Lynch/Countrywide Commercial MLCFC 07-6 A1	Mortgage backed security 5.175% 3/12/51	**	188
	Merrill Lynch/Countrywide Commercial MLCFC 2006-4 XP	Interest Only Strip CSTR 12/49	**	958
	Manufacturers & Traders Trust Co	Corporate Bond 3.85/VAR 4/1/13	**	1,202
	Ameritech Capital Funding	Corporate Bond 6.25% 5/18/09 EC	**	851

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Marriott Vacation Club Owner Trust MVCOT 05-2 A	Mortgage backed security 4.6% 10/27	**	230
	Marriott Vacation Club Owner Trust MVCOT 06-2A A	Mortgage backed security 5.417% 10/28	**	185
	Marriott Vacation Club Owner Trust MVCOT 06-2A B	Mortgage backed security 5.467% 10/28	**	35
	Marriott Vacation Club Owner Trust MVCOT 06-2A C	Mortgage backed security 5.766% 10/28	**	14
	Master Adjustable Rate Mortgage MARM 04-11 1A4	Mortgage backed security 1ML+49 11/34	**	11
	Merrill Lynch & Co	Corporate Bond 5.45% 2/05/13	**	155
	Merrill Lynch & Co	Corporate Bond 6.15% 4/25/13	**	384
	Merrill Lynch & Co	Corporate Bond 4.125% 1/15/09	**	765
	Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed security 4.353% 2/42	**	2,606
	Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed security 4.166% 8/39	**	1,024
	Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest Only Strip CSTR 9/41	**	203
	Merrill Lynch Mortgage Trust MLMT 05-MKB2 XP	Interest Only Strip CSTR 9/42	**	20
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 XP	Interest Only Strip CSTR 6/43	**	105
	Midamerican Energy Co.	Corporate Bond 5.65% 7/15/12	**	1,136
	Merrill Lynch/Countrywide Commercial MLCFC 06-3 XP	Interest Only Strip CSTR 7/46	**	308
	Monumental Global	Corporate Bond 5.5% 4/13 144A	**	209
	MSTDW Global	Corporate Bond 6.75% 4/15/11	**	379
	Morgan Stanley Capital MSC 04-HQ4 X2	Interest Only Strip CSTR 4/40	**	54
	Morgan Stanley Capital MSC 04-HQ3 A2	Mortgage backed security 4.05 1/41	**	305
	Morgan Stanley Capital MSC 05-TOP17 X2	Interest Only Strip CSTR 12/41	**	74
	Morgan Stanley Capital MSC 05-IQ9 X2	Interest Only Strip CSTR 7/56	**	145
	Morgan Stanley Capital MSC 05-HQ5 X2	Interest Only Strip CSTR 1/42	**	43
	Morgan Stanley Capital MSC 06-T21 A1	Mortgage backed security 4.925 10/52	**	535
	Morgan Stanley Capital MSC 2006-HQ10 X2	Interest Only Strip CSTR 11/41	**	283
	Morgan Stanley Capital MSC 2007-HQ11 A1	Mortgage backed security CSTR 2/44	**	309
	National Aust Bank	Corporate Bond 5.35% 6/12/13 144	**	242
	National Collegiate Student Loan NCSLT 2007-2 AIO	Interest Only Strip 6.7% 7/12	**	331
	National Collegiate Student Loan NCSLT 2006-2 AIO	Interest Only Strip 6% 8/11	**	32

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	National Collegiate Student Loan NCSLT 04-2 AIO	Interest Only Strip 9.75% 10/14	**	206
	National Collegiate Student Loan NCSLT 05-1 AIO	Interest Only Strip 6.75% 12/09	**	29
	National Collegiate Student Loan NCSLT 05-2 AIO	Interest Only Strip 7.73 3/12	**	57
	National Collegiate Student Loan NCSLT 06-1 A-IO	Interest Only Strip 5.5 4/11	**	135
	National Collegiate Student Loan NCSLT 2006-3 AIO	Interest Only Strip 7.1% 1/12	**	434
	National Collegiate Student Loan NCSLT 06-4 AIO	Interest Only Strip 6.35% 02/12	**	320
	National Collegiate Student Loan NCSLT 2007-1 AIO	Interest Only Strip 7.27% 4/12	**	429
	Navistar Financial Corp Owner NAVOT 05-A A4	Mortgage backed security 4.43 1/14	**	531
	NYLife Global	Corporate Bond 4.65% 5/9/13 144A	**	992
	Nissan Auto Receivables Owner NAROT 05-A A4	Mortgage backed security 3.82 7/10	**	146
	Nordstrom Private Label Credit NORD 07-1A A	Mortgage backed security 4.92 5/13 144A	**	1,913
	Northern Trust Co	Corporate Bond 5.5% 8/15/13	**	183
	Northstar Education Finance NEF 05-1 A5	Mortgage backed security 4.74 10/45	**	564
	Nstar	Corporate Bond 8% 2/15/10	**	328
	Onyx Acceptance Owner Trust ONYX 05-B A4	Mortgage backed security 4.34% 5/12	**	362
	Oracle Corp	Corporate Bond 5% 1/15/11	**	436
	Orix Corp	Corporate Bond 5.48% 11/22/11	**	110
	Peco Energy	Corporate Bond 5.6% 10/15/13	**	627
	Pacific Gas & Electric	Corporate Bond 6.25% 12/13	**	510
	Petroleum Export	Corporate Bond 4.623% 6/15/10 144A	**	245
	Petroleum Export	Corporate Bond 4.633% 6/15/10 144A	**	146
	Philip Morris	Corporate Bond 4.875% 5/16/13	**	349
	Pinnacle Capital Asset Trust PCAT 2006-A C	Mortgage backed security 5.77% 5/10	**	6
	Prime Property Funding	Corporate Bond 5.6% 6/15/11	**	362
	Providian Master Note Trust PMNT 06-B1A B1	Mortgage backed security 5.35 3/13	**	1,059
	Rabobank Nederland	Synthetic GIC – 4.25%	**	153
	Ras Laffan	Mortgage backed security 8.294 3/15/14 144A	**	545
	Residential Asset Mortgage Pro RAMP 04-SL2 A1	Mortgage backed security 6.5 10/16	**	28
	GMAC Mortgage Coporation Loan GMACM 05-AR5 1A1	Mortgage backed security CSTR 9/35	**	140
	Rio Tinto Fin	Corporate Bond 5.875% 7/15/13	**	1,174
	SBC Comm Glbl	Corporate Bond 6.25 3/15/11	**	422

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	SBC Comm Glbl	Corporate Bond 4.125 9/15/09	**	620
	SLM Student Loan Trust SLMA 04-A B	Mortgage backed security 3ML+58 6/33	**	60
	SVO VOI Mortgage Corp SVOVM 05-A A	Mortgage backed security 5.25 2/21	**	249
	Solomon Brothers Mortgage Securities SBM7 00-C3 A2	Mortgage backed security 6.592 12/33	**	818
	Solomon Brothers Mortgage Securities SBM7 00-C1 A2	Mortgage backed securities 7.52 12/09	**	819
	Santander Issuances	Corporate Bond 5.805/VAR 6/20/16	**	571
	SBA Cmbs Trust SBAC 05-1A A	Mortgage backed security 5.369 11/35	**	277
	SBA Cmbs Trust SBAC 05-1A B	Mortgage backed security 5.565 11/35	**	173
	Scotland Intl	Mortgage backed security 7.7% 8/15/10144A	**	1,030
	Sempra Energy	Corporate Bond 7.95% 3/01/10	**	721
	Sempra Energy	Corporate Bond 4.75 5/15/09	**	253
	Simon Property Group LP	Corporate Bond 5.3% 5/30/13	**	391
	Starwood Commercial Mortgage STARW 99-C1A B	Mortgage backed security 6.92 2/14	**	186
	State Street Bank & Trading Co. Boston	Synthetic GIC – 4.25%	**	153
	Lahman Large Loan LLL 1997-LLI D	Mortgage backed security 7.15 10/34	**	376
	Structured Asset Securities Co SASC 04-GEL1 A	Mortgage backed security 1ML+36 2/34	**	14
	Structured Asset Securities Co SASC 04-NP1 A	Mortgage backed security 1ML+40 9/33	**	55
	Telecom Italia Capital	Corporate Bond 4% 1/15/10	**	1,760
	Telefonos De Mexico S.A.	Corporate Bond 4.75% 1/27/10	**	2,398
	Transcapit	Corporate Bond 5.67% 3/5/14 144A	**	699
	Triad Auto Receivables Owner Trust TAROT 2006-C A4	Mortgage backed security 5.31% 5/13	**	376
	Triad Auto Receivables Owner Trust TAROT 06-A A3	Mortgage backed security 4.77% 1/11	**	93
	Tyrquoise Card Backed Security HCARD 07-1 B	Mortgage backed security 5.53% 6/12	**	809
	Uncredito Luxem Fin	Corporate Bond 5.584/VAR 1/13/17	**	634
	US Bancorp	Corporate Bond 4.5 7/29/10	**	569
	US Bancorp	Corporate Bond 5.3% 4/28/09	**	364
	US Treasury Note/Bond	USTN 4.875% 5/31/11	**	7,079
	US Treasury Note/Bond	USTN 4.875% 7/31/11	**	27,203
	US Treasury Note/Bond	USTN 4.5% 11/30/11	**	18,525
	US Treasury Note/Bond	USTN 4.75% 5/31/12	**	50,670
	US Treasury Note/Bond	USTN 4.625% 7/31/12	**	41,966
	US Treasury Note/Bond	USTN 2.75% 2/28/13	**	527
	US Treasury Note/Bond	USTN .625% 4/15/13	**	2,690
	US Treasury Note/Bond	USTN 3.5% 5/31/13	**	26,933
	US Treasury Note/Bond	USTN 3.125% 9/30/13	**	3,448

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	US Treasury Note/Bond	USTN 2.75% 10/31/13	**	1,580
	US Treasury Note/Bond	USTN 3.75% 11/15/18	**	12,802
	US Treasury Note/Bond	USTN 2% 11/30/13	**	27,899
	US Treasury Note/Bond	USTN 1.75% 11/15/11	**	2,208
	US Treasury Note/Bond	USTN 1.5% 12/31/13	**	4,860
	US Treasury Note/Bond	USTN 1.125% 12/15/11	**	12,538
	Unitedhealth Group Inc	Corporate Bond 5.125% 11/15/10	**	1,676
	Verizon Communications Inc	Corporate Bond 5.25% 4/15/13	**	746
	Verizon New York Inc	Corporate Bond 6.875% 4/01/12	**	1,928
	Vodafone Group Inc	Corporate Bond 7.75% 2/15/10 DT	**	2,670
	Vodafone Group PLC	Corporate Bond 5.5% 6/15/11	**	360
	WAMU Mortgage Pass-Through WAMU 05-AR16 1A3	Mortgage backed security CSTR 12/35	**	400
	Wachovia Bank Commercial Mortgage WBCMT 05-C22 A1	Mortgage backed security 4.98 12/44	**	368
	Wachovia Bank Commercial Mortgage WBCMT 06-C24 XP	Interest Only Strip CSTR 3/45	**	86
	Wachovia Bank Commercial Mortgage WBCMT 03-C6 A2	Mortgage backed security 4.498 8/35	**	374
	Wachovia Bank Commercial Mortgage WBCMT 03-C7 A1	Mortgage backed security 4.241 10/35	**	1,177
	Wachovia Bank Commercial Mortgage WBCMT 03-C8 A3	Mortgage backed security 4.445% 11/35	**	1,605
	Wachovia Bank Commercial Mortgage WBCMT 04-C11 A3	Mortgage backed security 4.719 1/41	**	339
	Wachovia Bank Commercial Mortgage WBCMT 04-C14 A2	Mortgage backed security 4.368 8/41	**	1,510
	Wachovia Bank Commercial Mortgage WBCMT 05-C18 XP	Interest Only Strip CSTR 4/42	**	84
	Wachovia Bank Commercial Mortgage WBCMT 04-C15 XP	Interest Only Strip CSTR 10/41	**	293
	Wachovia Auto Loan Owner Trust WALOT 06-1 A-3	Mortgage backed security 5.1 7/11	**	296
	Wachovia Auto Loan Owner Trust WALOT 06-1B	Mortgage backed security 5.15% 7/12	**	405
	Wachovia Capital	Corporate Bond 7.965 6/1/27 144A	**	117
	Wachovia Auto Loan Owner Trust WALOT 06-2 B	Mortgage backed security 5.29% 6/12	**	751
	Wachovia Auto Loan Owner Trust WALOT 06-2 C	Mortgage backed security 5.34% 10/12	**	233
	Wachovia Corporation	Corporate Bond 6.15% 3/15/09	**	310
	Wachovia Auto Loan Owner Trust WALOT 07-1 B	Mortgage backed security 5.38% 7/20/12	**	918
	Wachovia Auto Loan Owner Trust WALOT 07-1 C	Mortgage backed security 5.45% 10/22/12	**	442
	Wachovia Bank Commercial Mortgage WBCMT 07-C30 A1	Mortgage Backed security 5.031% 12/43	**	294

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2008
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	360
	Washington Mutual Master Note WMMNT 2007-B1 B1	Mortgage backed security 4.95% 3/14	**	1,572
	Wells Fargo	Corporate Bond 3.98 10/29/10	**	549
	Wells Fargo Mortgage Backed Securities WFMBS 05-AR4 2A2	Mortgage backed security CSTR 4/35	**	973
	Wells Fargo Mortgage Backed Securities WFMBS 05-AR2 2A2	Mortgage backed security 4.57% 3/35	**	547
	Wells Fargo Mortgage Backed Securities WFMBS 05-AR10 2A2	Mortgage backed security CSTR 6/35	**	523
	WFS Financial Owner Trust WESTO 05-3 A4	Mortgage backed security 4.39 5/13	**	537
	WFS Financial Owner Trust WESTO 05-3 B	Mortgage backed security 4.50 5/13	**	312
	WFS Financial Owner Trust WESTO 05-3 C	Mortgage backed security 4.54 5/13	**	378
	Sub-total Managed Income Fund			551,135
	Self Directed Brokerage Account	9,698 Shares	**	9,697
	Total Assets			1,200,763

*   Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 29, 2009	By: /s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	39